FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. Suite 1800 – 1500 West Georgia Street Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

October 4, 2007

Item 3.	News Release:

A news release announcing the material change was issued on October 5, 2007 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

Mr. Stephen K. Fane, FCA was appointed as a director of the Company, replacing Mr. Mr. David Bowra.

Item 5.	Full Description of Material Change:

Mr. Stephen K. Fane, FCA was appointed as a director of the Company. Mr. Fane is a former partner in a predecessor firm to PriceWaterhouseCoopers, and was most recently President and CEO of Hot House Growers Income Fund, a publicly traded income trust. A graduate of the University of British Columbia he was appointed a Fellow of the Institute of Chartered Accountants in 1997. In addition to these responsibilities, Mr. Fane is also a director of several other public companies and charitable organizations.

Mr. Fane replaces David Bowra as a director and – being qualified as an Audit Committee Financial Expert – will join the Company’s audit committee. Mr. Fane will serve the balance of Mr. Bowra’s present term.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

October 5, 2007